UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hunter Maritime Acquisition Corp.

(Name of Issuer)
Class A Common Shares, par value $0.0001 per share

(Title of Class of Securities)
Y37828111

(CUSIP Number)

October 26, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y37828111	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS CarVal Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Class A Common Shares
	6	SHARED VOTING POWER 0 Class A Common Shares
	7	SOLE DISPOSITIVE POWER 0 Class A Common Shares
	8	SHARED DISPOSITIVE POWER 0 Class A Common Shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Class A Common Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON IA

CUSIP No. Y37828111	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS CVI Ocean Transportation II Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Class A Common Shares
	6	SHARED VOTING POWER 0 Class A Common Shares
	7	SOLE DISPOSITIVE POWER 0 Class A Common Shares
	8	SHARED DISPOSITIVE POWER 0 Class A Common Shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Class A Common Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON CO

CUSIP No. Y37828111	SCHEDULE 13G/A	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Hunter Maritime Acquisition Corp.

(b) Address of Issuer’s Principal Executive Offices

c/o MI Management Company

Trust Company Complex, Suite 206

Ajeltake Road

P.O. Box 3055

Majuro, Marshall Islands

MH96960

Item 2.	(a) Name of Person Filing

CarVal Investors, LLC

CVI Ocean Transportation II Holdings, Inc.

(b) Address of Principal Business Office, or, if none, Residence

Carval Investors, LLC - 9320 Excelsior Boulevard, 7th Floor, Hopkins, MN 55343

CVI Ocean Transportation II Holdings, Inc. - c/o Carval Investors, LLC- 9320 Excelsior Boulevard, 7th Floor, Hopkins, MN 55343

(c) Citizenship

Carval Investors, LLC - Delaware

CVI Ocean Transportation II Holdings, Inc. - Marshall Islands

(d) Title of Class of Securities

Class A Common Shares, par value $0.0001 per share

(e) CUSIP No.:

Y37828111

CUSIP No. Y37828111	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. Y37828111	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Carval Investors, LLC may be deemed to be the beneficial owner as it has discretion as Investment Manager.

Carval Investors, LLC and CVI Ocean Transportation II Holdings, Inc.

(a) Amount beneficially owned: 0 Class A Common Shares

(b) Percent of class: 0.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 Class A Common Shares

(ii) Shared power to vote or to direct the vote: 0 Class A Common Shares

(iii) Sole power to dispose or to direct the disposition of: 0 Class A Common Shares

(iv) Shared power to dispose or to direct the disposition of: 0 Class A Common Shares

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y37828111	SCHEDULE 13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2017

CarVal Investors, LLC

By:	/s/ Matthew Bogart
	Name:	Matthew Bogart
	Title:	General Counsel and Chief Compliance Officer

CVI Ocean Transportation II Holdings, Inc.

By:	/s/ Christopher Hedberg
	Name:	Christopher Hedberg
	Title:	President

CUSIP No. Y37828111	SCHEDULE 13G/A	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: October 30, 2017

CarVal Investors, LLC

By:	/s/ Matthew Bogart
	Name:	Matthew Bogart
	Title:	General Counsel and Chief Compliance Officer

CVI Ocean Transportation II Holdings, Inc.

By:	/s/ Christopher Hedberg
	Name:	Christopher Hedberg
	Title:	President